Exhibit 99.2

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION. THIS PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THIS PROMISSORY NOTE HAS BEEN REGISTERED UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH THE SECURITIES LAWS OF ANY OTHER APPLICABLE JURSIDCTION OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY HAS RECEIVED EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY.

PROMISSORY NOTE

Note No. [●]

$[●]	August 22, 2025

FOR VALUE RECEIVED, Electra Battery Materials Corporation, a corporation existing under the Canada Business Corporation Act (the “Company”), hereby unconditionally promises to pay to [●], or its successors and permitted assigns (the “Holder”), in lawful money of the United States of America and in immediately available funds, the principal sum of [●] ($[●]) (as such amount may, from time to time, be decreased pursuant to the terms hereof, the “Principal Amount”), together with interest thereon as provided for below. Certain capitalized terms used herein are defined in Annex I attached hereto and hereby made a part hereof.

This Note (as defined below) is one of several promissory notes issued by the Company pursuant to that certain Note Purchase Agreement, dated as of August 21, 2025 (the “Note Purchase Agreement”), by and among the Company and the several purchasers of the notes specified therein.

The initial Holder is listed above in this Note. The Borrower shall maintain a copy of each transfer and a register for the recordation of the names and addresses of the applicable holders of this Note and the other notes issued pursuant to the Note Purchase Agreement, and the principal amounts (and interest) of the notes held by each such holder from time to time (the “Note Register”). The Company shall treat each Person whose name is recorded in the Note Register pursuant to the terms hereof as a holder for all purposes of such notes. The Note Register shall be available for inspection by the Holder, at any reasonable time and from time to time upon reasonable prior notice. Prior to due presentment for transfer of this Note, the Company may, upon receipt of appropriate signed notice from the Person previously listed on the Note Register as owner hereof, treat the Person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

1.     Principal; Interest; Matters Regarding Payment.

(a)            The Company shall pay in full Principal Amount of this Note, together with all accrued and unpaid interest on such Principal Amount, on November 20, 2025 (the “Maturity Date”).

(b)           The Company shall pay interest on the unpaid Principal Amount outstanding from time to time in arrears at the rate of twelve percent (12%) per annum from the original issue date of this Note to, and including, the date on which the Principal Amount is paid in full (whether before or after the Maturity Date, upon any prepayment or upon acceleration of the debt evidence by this Note). Interest shall be calculated on the basis of a 360-day year consisting of twelve 30 day months. For the purpose of complying with the Interest Act (Canada), where interest is calculated pursuant hereto at a rate based upon a 360 day period (for the purposes of this Section 1(b) the “first rate”), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

(c)            All payments under this Note shall be made in lawful money of the United States of America and in immediately available funds. Each such payment must be received by the Holder not later than 12:00 p.m., New York City time, on the date such payment becomes due and payable. Any payment received by the Holder after such time will be deemed to have been made on the next following Business Day and such extension of time shall be reflected in computing interest or fees, as the case may be. If a payment under this Note otherwise would become due and payable on a day that is not a Business Day, the due date thereof shall be extended to the next Business Day, and interest shall be payable thereon during such extension. All amounts to be paid in cash hereunder shall be paid when due by wire transfer in United States dollars and immediately available funds in accordance with the wire instructions delivered by such Person entitled to receive such payment prior to such payment.

(d)           All amounts owed under this Note shall be paid without any deductions or other reductions of any kind whatsoever, including but not limited to any deduction or other reduction for any set-off, recoupment, claim, counterclaim or defense (other than the defense of payment in full in cash of this Note). Nothing contained in the immediately preceding sentence shall prevent the Company from pursuing any claim it is otherwise entitled to bring under applicable law but such claim must be brought in an independent action and such claim shall not impair the payment obligations under this Note.

(e)            All payments made hereunder shall first be applied to fees, costs and expenses which the Company is obligated to pay under this Note, then to accrued and unpaid interest payable pursuant to this Note and then to the unpaid Principal Amount of this Note. If after all applications of such payments have been made as provided in this paragraph any amounts remain, then the remaining amount of such payments shall be returned to the Company.

(f)            Anything contained in this the Note to the contrary notwithstanding, the Holder does not intend to charge and the Company shall not be required to pay interest or other charges in excess of the maximum rate (if any) permitted by applicable law. Any payments in excess of such maximum shall be refunded to the Company or credited against principal.

(g)           Notwithstanding Section 1(d) hereof, if any applicable law requires the deduction or withholding of any tax from any payment hereunder, then the Company shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law and, then the sum payable by the Company shall be increased as necessary so that after such deduction or withholding has been made the Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made.

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(h)            To the extent that the Company does not deduct or withhold the amount of any tax required by applicable law to be deducted or withheld from any payment hereunder and timely pay or otherwise remit the full amount deducted or withheld to the relevant governmental authority and the Holder is obligated to and pays any such amount to the relevant governmental authority, the Company agrees to indemnify the Holder, within 15 days after demand therefor, for the full amount of any and all such payments made by the Holder, together with any reasonable expenses arising therefrom or with respect thereto, whether or not such taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment by the Holder shall be conclusive evidence of the amount owing pursuant to this indemnify absent manifest error.

2.              Ranking. This Note shall be pari passu in right of payment with respect to each other note issued pursuant to the Note Purchase Agreement, each of the Convertible Notes and the Royalty Agreements. All payments to the holders of the notes issued pursuant to the Note Purchase Agreement (including the Holder) shall be distributed pro rata among the holders based upon the aggregate unpaid principal amount and accrued interest of each of such notes outstanding (including this Note) as of the Business Day immediately prior to any such payment. The Borrower shall not make any payment except as shall be shared ratably between the holders of the notes issued pursuant to the Note Purchase Agreement so as to maintain as near as possible the amount of the indebtedness owing under each of such notes pro rata according to the respective proportionate interest in the amount of obligations owed as of the date immediately prior to such payment or payments.

3.              Voluntary and Mandatory Prepayment.

(a)            The Company may prepay the Principal Amount in whole or in part at any time without premium or penalty. Any such voluntary prepayment pursuant to this Section 3(a) shall be accompanied by an amount equal to the accrued and unpaid interest on such prepaid Principal Amount to, and including, the date of such prepayment. Any prepayment pursuant to this Section 3(a) shall be made upon not less than three (3) Business Days prior written notice to the Holder, which notice shall include the calculation of the interest payable in such prepayment. Upon the giving of any such notice pursuant to this Section 3(a), that portion of the Principal Amount, and the associated interest payable with respect thereto, shall become due and payable on the prepayment date specified in such notice. Any voluntary prepayment pursuant to this Section 3(a) shall be applied as set forth in Section 1(e).

(b)           As soon as possible, and in any event no later than five (5) Business Days prior to the occurrence of a Mandatory Prepayment Event, the Company shall furnish to the Holder written notice setting forth in reasonable detail the facts and circumstances underlying such Mandatory Prepayment Event. The occurrence of any such Mandatory Prepayment Event shall constitute an irrevocable obligation by the Company to prepay all, but not less than all, of this Note at an amount equal to the then unpaid principal amount thereof together with all accrued and unpaid interest through the date of prepayment (plus any unpaid costs and expenses owed to Holder under this Note), on the date of such Mandatory Prepayment Event. Any mandatory prepayment pursuant to this Section 3(b) shall be applied as set forth in Section 1(e). The Company will not consummate, and will not permit the consummation of, a Mandatory Prepayment Event unless it complies with this Section 3(b).

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4.              Representations. The Company and each of the Guarantors represents and warrants to the Holder as follows:

(a)            Incorporation; Good Standing. The Company and each of the Guarantors (i) is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (ii) has all requisite corporate or other power to own its property and conduct its business as now conducted and as presently contemplated.

(b)           Authorization. The execution, delivery and performance of this Note (i) are within the corporate and other power and authority of the Company and each of the Guarantors, (ii) have been duly authorized by all necessary corporate or other requisite action or proceedings on the part of the Company and each of the Guarantors, (iii) do not conflict with, result in a breach or default (whether with notice or passage or time, or both), or result in any contravention of any provision of any law, statute, rule or regulation to which the Company or any of the Guarantors or any of their respective subsidiaries is subject or any judgment, order, writ, injunction, license or permit applicable to the Company or any of the Guarantors or any of their respective subsidiaries and (iv) do not conflict with, result in a breach or default (whether with notice or passage or time, or both), or give rise to any right of acceleration, termination, modification or similar right under any provision of the organizational documents or by-laws of, or any material agreement or other material instrument binding upon, the Company or any of the Guarantors or any of their respective subsidiaries or any of the assets of the Company or any of the Guarantors or any of their respective subsidiaries.

(c)            Enforceability. This Note is the legal, valid and binding obligation of the Company and each of the Guarantors, enforceable against the Company and each Guarantor in accordance with its terms subject to (i) the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization and other similar laws affecting creditors’ rights generally; and (ii) the extent that equitable principles may limit the availability of certain remedies including remedies of specific performance and injunctive relief, which equitable remedies may only be granted in the discretion of a court..

All representations and warranties made in this Note shall survive the execution and delivery of this Note, the consummation of the transactions contemplated by this Note, and any investigation by the Holder.

5.              Covenants. The Company and each of the Guarantors hereby covenants and agrees, until full payment of this Note, as follows:

(a)            Corporate Existence; Maintenance of Properties. The Company and each of the Guarantors will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existence of each of its subsidiaries.

(b)           Notices. The Company will notify the Holder in writing upon the Company becoming aware of the occurrence of any Event of Default. If any Person shall give any notice or take any other action in respect of a claimed default (whether or not constituting an Event of Default) under this Note, the Convertible Notes or any of the Royalty Agreements, the Company shall forthwith give written notice thereof to the Holder, describing the notice or action and the nature of the claimed default.

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(c)            Expenses. The Company shall pay or reimburse the Holder, on demand, for any and all reasonable costs and expenses, including, but not limited to, the reasonable fees and disbursements of legal counsel retained by the Holder, incurred in the preservation, defense, protection, or collection or other enforcement of this Note or in attempting to do any of the foregoing.

6.              Guarantees.

(a)            Subject to this Section 6, each of the Guarantors hereby, as a primary obligor and not merely as surety, jointly and severally, unconditionally guarantees to the Holder, irrespective of the validity and enforceability of this Note or the obligations of the Company hereunder, that:

(i)                               the principal and interest on this Note and such other Note Obligations will be promptly paid in full in cash when due, whether at maturity, by acceleration, prepayment or otherwise, and interest on the overdue principal of and interest on this Note, if any, if lawful, and all other obligations of the Company to the Holder hereunder will be promptly paid in full in cash or performed on demand by the Holder, all in accordance with the terms hereof and thereof; and

(ii)           in case of any extension of time of payment or renewal of this Note or any of such other obligations (including Note Obligations), that same will be promptly paid in full in cash when due or performed in accordance with the terms of the extension or renewal on demand by the Holder, whether at maturity, by acceleration or otherwise.

(b)           Following any failure by the Company to make payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately upon demand by the Holder. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(c)            The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of this Note, the absence of any action to enforce the same, any amendment, waiver or consent by the Holder with respect to any provisions hereof, the recovery of any judgment against the Company or any other Guarantor, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby unconditionally and irrevocably waives and agrees not to assert any claim, defense, setoff or counterclaim based on diligence, promptness, presentment, requirements for any demand or notice hereunder including any of the following: (i) any demand for payment or performance and protest and notice of protest; (ii) any notice of acceptance; (iii) any presentment, demand, protest or further notice or other requirements of any kind with respect to any Note Obligation (including any accrued but unpaid interest thereon) becoming immediately due and payable; and (iv) any other notice in respect of any Note Obligation or any part thereof, and any defense arising by reason of any disability or other defense of the Company or any Guarantor. Each Guarantor further unconditionally and irrevocably agrees not to (x) enforce or otherwise exercise any right of subrogation or any right of reimbursement or contribution or similar right against the Company or any Guarantor or (y) assert any claim, defense, setoff or counterclaim it may have against the Company or any other Guarantor or set off any of its obligations to the Company or any other Guarantor against obligations of such Guarantor to the Company or such other Guarantor (other than the defense of payment in full in cash of this Note). No obligation of any Guarantor hereunder shall be discharged other than by complete payment and / or performance. Each Guarantor further waives any right such Guarantor may have under any applicable requirement of law to require the Holder to seek recourse first against the Company or any other Person as a condition precedent to enforcing such Guarantor’s liability and obligations under this Section 6.

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(d)           If the Holder is required by any court or otherwise to return any amount paid by the Company or any Guarantor, each of the Guarantees provided in this Section 6, to the extent theretofore discharged, will be reinstated in full force and effect.

(e)            Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holder in respect of any obligations guaranteed hereby until payment in full in cash of all obligations (including the Note Obligations) guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holder, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated pursuant to Section 7 for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Section 7, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this guarantee.

(f)            Each Guarantor hereby confirms that it is the intention of such Guarantor that the guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of applicable bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar law to the extent applicable to any Guarantee. To effectuate the foregoing intention, each Guarantor hereby irrevocably agrees that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Section 6, result in the obligations of such Guarantor under its guarantee not constituting a fraudulent transfer or conveyance. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Note and that its Guarantee, and the waivers set forth herein, are knowingly made in contemplation of such benefits.

(g)           To evidence a guarantee pursuant to this Section 6, this Note will be executed on behalf of each Guarantor by one of its officers or authorized representatives and, with respect to any Guarantors providing a Guarantee after the date hereof, a joinder agreement will be executed on behalf of such Guarantor by one of its officers in a form reasonably satisfactory to the Holder. Each Guarantor hereby agrees that its Guarantee will remain in full force and effect notwithstanding any failure to endorse on this Note a notation of such Guarantee.

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(h)           Except as otherwise provided in Section 6(i), a Guarantor may not, directly or indirectly, (1) consolidate with, merge or amalgamate with or into, or (2) sell, convey, transfer or lease all or substantially all of its properties and assets to (whether or not such Guarantor is the surviving Person), any other Person, other than the Company or another Guarantor, unless.

(i)             immediately after giving effect to that transaction, no Event of Default has occurred and is continuing or would be caused thereby; and

(ii)           the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company or another Guarantor) is an entity organized under the laws of the United States or Canada (including any province or territory thereof) and otherwise reasonably acceptable to the Holder and expressly assumes, by executing and delivering supplements and amendments to this Note that are satisfactory in form to the Holder all of the obligations of that Guarantor under this Note.

In case of any such consolidation, merger, amalgamation, sale, conveyance, transfer or lease and upon the assumption by the successor Person of the Guarantee of such Guarantor and the due and punctual performance of all of the covenants and conditions of this Note to be performed by such Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor.

(i)             The Guarantee of any Guarantor will be automatically released upon the liquidation or dissolution of such Guarantor following the transfer of all of its assets to the Company or another Guarantor as permitted hereunder. Any Guarantor not released from its obligations under its Guarantee as provided in this Section 6(i) will remain liable for the full amount of principal of and interest and premium, if any, on this Note and for the other obligations (including the Note Obligations) of any Guarantor under this Note as provided in this Section 6 notwithstanding the release of any other Guarantor.

(j)             Each Guarantor assumes responsibility for keeping itself informed of the financial condition of the Company, each other Guarantor and any other guarantor, maker or endorser of any Note Obligation or any part thereof, and of all other circumstances bearing upon the risk of nonpayment of any Note Obligation or any part thereof that diligent inquiry would reveal, and each Guarantor agrees that the Holder shall not have any duty to advise any Guarantor of information known to it regarding such condition or any such circumstances. In the event the Holder, in its sole discretion, undertakes at any time or from time to time to provide any such information to any Guarantor, then the Holder shall be under no obligation to (a) undertake any investigation not a part of its regular business routine, (b) disclose any information that such Person, pursuant to accepted or reasonable commercial finance or banking practices, wishes to maintain confidential or (c) make any future disclosures of such information or any other information to any Guarantor.

7.              Events of Default; Acceleration. Each of the following shall be an “Event of Default” with respect to this Note:

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(a)            The Company shall fail to make any payment of any principal or interest, when any of the same shall become due under this Note (whether due at maturity or by reason of acceleration or demand or as part of any prepayment or otherwise).

(b)           The Company shall default in the due performance or observance of any agreement or covenant contained in this Note and such default shall have continued unremedied for a period of five (5) calendar days after the earlier to occur of (i) the Company becoming aware of such default or (ii) the Holder notifying the Company of such default.

(c)            Any Guarantee ceases to be in full force and effect, other than in accordance with the terms of this Note, or any Guarantor denies or disaffirms its obligations under its Guarantee or gives notice to such effect.

(d)           Any written representation, warranty or statement made or furnished to the Holder by or on behalf of the Company or any Guarantor under this Note proves to have been false or misleading in any material respect when made or furnished.

(e)            This Note shall for any reason fail to constitute the valid and binding agreement of the Company or any Guarantor, as the case may be.

(f)            Any event of default (as defined in the documentation governing the Convertible Notes or any Royalty Agreement) shall have occurred and be continuing.

(g)           Any failure by the Company to comply with the terms of the Board Nomination Agreement, dated August 22, 2025, between the Company and the persons party thereto.

Upon the occurrence of any Event of Default and at any time thereafter during the continuance of any Event of Default, the Holder, by written notice to the Company, may declare the entire unpaid Principal Amount of this Note, and all accrued and unpaid interest under this Note, to be due and payable immediately, and upon any such declaration the entire unpaid Principal Amount of this Note and all accrued and unpaid interest under this Note shall become and be immediately due and payable, without the need for presentment, demand for payment, protest, notice of dishonor or protest or other notice of any kind all of which are expressly waived by the Company; provided, however, that upon the occurrence of any Event of Default pursuant to subparagraph (f) above as a result of any event of default specified in Section 6.01(i) or Section 6.01(j) of the 2028 Notes Indenture, the entire unpaid Principal Amount, and all unpaid and accrued interest under the Note, shall be immediately due and payable without any notice whatsoever and without presentment, demand for payment, protest, notice of dishonor or protest or other notice of any kind all of which are hereby expressly waived by the Company. Holder shall have, upon the occurrence and during the continuance of any Event of Default, all other rights, remedies, and powers provided to the Holder under this Note or applicable law.

8.              JURY WAIVER. THE COMPANY (AND THE HOLDER BY ITS ACCEPTANCE HEREOF) HEREBY KNOWINGLY AND WILLINGLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO KNOWINGLY AND WILLINGLY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO (OR ACCEPT) THIS NOTE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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9.              Binding Nature. This Note shall bind the Company and Company’s successors and assigns and each Guarantor and such Guarantors successors and assigns and shall inure to the benefit of the Holder, its successors and assigns. The Company shall not, without the prior written consent of the Holder, assign any of its rights or obligations under this Note.

10.           Governing Law. This Note shall be governed by and construed and interpreted in accordance with the laws the State of New York, without regard to its rules pertaining to conflicts of laws thereunder (except Sections 5-1401 and 5-1402 of the New York General Obligations Law).

11.           Severability. Any provision of this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof in such jurisdiction, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.           No Waiver; Cumulative Remedies.

(a)            The Holder shall not by any act (except by a written instrument executed and delivered in accordance with subparagraph (b) below), delay, indulgence, omission or otherwise be deemed to have waived any right, remedy or other power hereunder or to have acquiesced in any Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Holder, any right, remedy or other power shall preclude any other or further exercise thereof or the exercise of any other right, remedy or other power. No single or partial exercise of any right, remedy, or power hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy or power. A waiver by the Holder of any right, remedy or power hereunder on any one occasion shall not be construed as, or constitute a bar to, any right, remedy or other power which the Holder would otherwise have on any future occasion. The rights, remedies and powers provided to the Holder herein are cumulative, may be exercised singly or concurrently and are not exclusive of and shall be in addition to all other rights, remedies, or powers provided by applicable law or any other agreement, instrument or other document. The Holder may exercise any or all such rights, remedies and powers at any time(s) in any order which the Holder chooses in its discretion.

(b)           The terms and provisions of this Note may only be waived, amended, supplemented or otherwise modified by a writing executed and delivered by the Company and the Holder.

13.           Integration; Conflict. This Note represents the agreement of the Company, the Guarantors and the Holder with respect to the subject matter hereof and supersedes all negotiations and prior writings with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Holder relative to subject matter hereof that are not expressly set forth or referred to herein.

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14.           Interpretation; No Rule of Strict Construction.

(a)            For purposes of this Agreement: (i) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neutral gender shall include the masculine, feminine, and the neutral gender; (ii) capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (iii) unless otherwise specified, all references in this Note to “Sections” are references to Sections of this Note; (iv) the words “herein,” “hereof,” and “hereto” refer to this Note in its entirety rather than to any particular portion of this Note; (v) captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Note; (vi) the use of “include” or “including” is without limitation, whether stated or not; and (vii) the word “or” shall not be exclusive.

(b)           The Company acknowledges that the Company, the Guarantors and their respective counsel have had an opportunity to review and negotiate the terms of this Note and no rule of strict construction shall be used against the Holder with respect to this Note.

15.           Submission to Jurisdiction.

(a)            THE COMPANY (AND THE HOLDER BY ITS ACCEPTANCE HEREOF) HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN, CITY AND STATE OF NEW YORK, AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND THE COMPANY (AND THE HOLDER BY ITS ACCEPTANCE HEREOF) HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. THE COMPANY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING WILL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS NOTE WILL AFFECT ANY RIGHT THAT THE HOLDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS NOTE AGAINST THE COMPANY OR ITS PROPERTIES IN THE COURTS OF ANY OTHER JURISDICTION.

(b)           THE COMPANY (AND THE HOLDER BY ITS ACCEPTANCE HEREOF) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE IN ANY COURT REFERRED TO IN PARAGRAPH (a) OF THIS SECTION. THE COMPANY (AND THE HOLDER BY ITS ACCEPTANCE HEREOF) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

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(c)            THE COMPANY IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 16. NOTHING IN THIS NOTE WILL AFFECT THE RIGHT OF THE HOLDER TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

16.           Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the address (or at such other addresses as shall be specified by like notice) specified in the Note Purchase Agreement. Any notice given by delivery, mail, or courier shall be effective when received or if sent by electronic mail, when sent to the extent that an undeliverable message is not promptly received by the sender thereof.

17.           Lost Note. If this Note becomes mutilated and is surrendered by the Holder with respect thereto to the Company, of if Holder claims that this Note has been lost, destroyed or wrongfully taken, the Company shall execute and deliver to Holder a replacement Note, in like tenor, upon the affidavit of Holder attesting to such loss, destruction or wrongful taking with respect to this Note and such lost, destroyed, mutilated, surrendered or wrongfully taken Note shall be deemed to be canceled for all purposes hereof. Such affidavit shall be accepted as satisfactory evidence of the loss, wrongful taking or destruction thereof. The Company may require a customary indemnity from the Holder as a condition of the execution and delivery of a replacement Note but no other indemnity shall be required.

18.           Counterparts. This Note may be executed in multiple counterparts, all of which when taken together shall be considered one and the same instrument and shall become effective when counterparts have been signed by each party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof. The words “execution,” “executed,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Note or any document to be signed in connection with this Note and the transactions contemplated hereby, shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other state laws based on the Uniform Electronic Transactions Act, and the parties to this Note consent to conduct the transactions contemplated hereunder by electronic means.

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IN WITNESS WHEREOF, this Note has been executed and delivered by the Company and the Guarantors as of the day and year first written above.

Electra Battery Materials Corporation

By:
Name: Trent Mell
Title: Chief Executive Officer

Cobalt Camp Refinery Ltd.
as Guarantor

By:
Name: Trent Mell
Title: Director

Cobalt Project International Corp.,
as Guarantor

By:	Name: Trent Mell
Title: Director

US Cobalt Inc., as Guarantor

By:
Name: Trent Mell
Title: Director

Cobalt Camp Ontario Holdings Corp.,
as Guarantor

By:
Name: Trent Mell
Title: Director

1086360 BC Ltd., as Guarantor

By:
Name: Trent Mell
Title: Director

Idaho Cobalt Company.,
as Guarantor

By:
Name: Trent Mell
Title: Director

Scientific Metals (Delaware) Corp., as Guarantor

By:
Name: Trent Mell
Title: Director

Executed by Cobalt One Pty Ltd (ACN 127 411 796) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director

Name of director (print)	Name of director (print)

Executed by Acacia Minerals Pty Limited (ACN 127 419 729) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director

Name of director (print)	Name of director (print)

Executed by Ophiolite Consultants Pty Limited (ACN 092 694 490) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director

Name of director (print)	Name of director (print)

Annex I

DEFINITIONS

As used in this Note, the following terms shall have the following meanings:

“Business Day” means any day other than a Saturday, Sunday, public holiday, or the equivalent for banks under the laws of the State of New York or the Province of Ontario, Canada.

“Convertible Notes” means (i) the Convertible Senior Secured Notes due 2028 issued by the Company pursuant to the Indenture, dated as of February 13, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “2028 Notes Indenture”), by and among, the Company, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, and (ii) the 12.00% Convertible Senior Secured Notes due 2027 issued by the Company pursuant to the Indenture, dated as of November 27, 2024 (as it may be amended, supplemented or otherwise modified from time to time), by and among the Company, the guarantors party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee.

“Guarantee” means, with respect to any Guarantor, such Guarantor’s guarantee of the obligations under this Note pursuant to Section 6 of this Note.

“Guarantors” means any Person guaranteeing either series of the Convertible Notes pursuant to the documentation governing such Convertible Notes, including any Person who guarantees such series of Convertible Notes after the date hereof.

“Mandatory Prepayment Event” means (a) the Transaction Effective Date as such term is defined in the Transaction Support Agreement or (b) the consummation of any Alternative Transaction as such term is defined in the Transaction Support Agreement.

“Note Obligations” means the obligations of the Company and the Guarantors under this Note to pay principal, premium, if any, and interest (including all interest accruing after the commencement of any bankruptcy, insolvency, reorganization or similar proceeding, whether or not a claim for such post-petition interest is allowed or allowable in such proceeding) when due and payable.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, unlimited liability company, trust, unincorporated association, business, or other legal entity, and any government or any governmental agency or political subdivision thereof.

“Royalty Agreements” means the Royalty Agreements, dated as of February 13, 2023 (as it may be amended, supplemented or otherwise modified from time to time), between the Company and each of the Initial Holders, as defined in the 2028 Notes Indenture.

“Transaction Support Agreement” means that certain Transaction Support Agreement, dated August 21, 2025, between the Company and the Consenting Convertible Noteholders party thereto.

Annex I – 1